OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No.	693654 10 5	Page	2	of	13

1	NAMES OF REPORTING PERSONS AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		280,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		280,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

280,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693654 10 5	Page	3	of	13

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		280,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

280,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

280,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by AMG Investments, LLC.

CUSIP No.	693654 10 5	Page	4	of	13

1	NAMES OF REPORTING PERSONS Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		94,904(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		303,680(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		94,904(1)

WITH	10	SHARED DISPOSITIVE POWER

303,680(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,584(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 44,783 shares owned by CCAG Limited Partnership and 33,942 shares owned by the Steven A. Calabrese Profit Sharing Trust.
(2) Includes 280,000 shares owned by AMG Investments, LLC, 12,930 shares owned by Mr. Calabrese’s minor children and 10,750 shares beneficially owned by Mr. Calabrese’s wife.

CUSIP No.	693654 10 5	Page	5	of	13

1	NAMES OF REPORTING PERSONS CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		44,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,783

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,783

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	693654 10 5	Page	6	of	13

1	NAMES OF REPORTING PERSONS Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		33,942

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,942

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP No.	693654 10 5	Page	7	of	13
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $0.01 per share, of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank (“Parkview”), which has its principal executive offices at 30000 Aurora Road, Solon Ohio 44139.
Item 2. Identity and Background.
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by AMG Investments, LLC (“AMG”), an Ohio limited liability company, Richard M. Osborne, Steven A. Calabrese, CCAG Limited Partnership (“CCAG”), an Ohio limited partnership, and the Steven A. Calabrese Profit Sharing Trust (the “Trust”), an Ohio Trust (each a “Reporting Person” and collectively, the “Reporting Persons”) for the purpose of reporting acquisitions of Shares of the Company by AMG. Mr. Osborne and Mr. Calabrese are the managing members of AMG. Mr. Calabrese is the President and only member of the Board of Directors and the only executive officer of the general partner of CCAG and co-trustee of the Trust. Under the governing documents of the Trust, Mr. Calabrese is in sole control of the Trust.
     (b) The business address of AMG and Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The business address of Mr. Calabrese, CCAG and the Trust is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.
     (c) The principal business of AMG is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne’s principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Chairman of the Board, Chief Executive Officer and a director of John D. Oil and Gas Company, an oil and gas exploration company located at 8500 Station Street, Suite 345, Mentor, Ohio 44060, and Chairman of the Board and a director of each of Energy West, Incorporated, a public utility company located at 1 First Avenue South, Great Falls, Montana 59401 and Corning Natural Gas Corporation, a public utility company located at 330 West William Street, Corning, New York 14830. Mr. Calabrese’s principal occupation is managing partner of Calabrese, Racek and Markos, Inc. located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115, which operates a number of commercial real estate companies. The principal business of CCAG is real estate investment and management services. The principal business of the Trust is asset investment services.
     (d) Negative with respect to the Reporting Persons.
     (e) Negative with respect to the Reporting Persons.
     (f) AMG, CCAG and the Trust are organized under the laws of the State of Ohio. Mr. Osborne and Mr. Calabrese are citizens of the United States of America.

CUSIP No.	693654 10 5	Page	8	of	13
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $4,222,928 (excluding commissions) with a combination of working capital of AMG and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.
Item 4. Purpose of Transaction.
     On July 24, 2007, the Company, Park View, United Community Financial Corp. (“United Community”), and The Home Savings and Loan Company of Youngstown, Ohio (“Home Savings”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of the Company with and into United Community and the subsequent merger of Park View with Home Savings. Under the Merger Agreement, the Company’s shareholders will receive for each Share owned $18.50 in cash, 1.852 shares of United Community common stock, or a combination of $9.25 in cash and 0.926 shares of United Community common stock, subject to the requirement that 50% of the Company’s outstanding Shares will be paid in United Community common stock and 50% in cash, via a pro ration formula described in the Merger Agreement.
     Following the announcement of the Merger Agreement, the Reporting Persons purchased the Shares as an investment because they believed that the market value of the Shares did not fully reflect the value proposed to be paid by United Community under the Merger Agreement. The Reporting Persons may buy or sell Shares depending on whether the market under or overvalues the Company in light of the Merger Agreement.
     In addition, the Reporting Persons are closely watching the price of the shares of United Community. Notwithstanding the arbitrage opportunity available following the announcement of the Merger Agreement, the Reporting Persons believe it is incumbent upon the Company to obtain fair value for the Shares in a change of control transaction such as the one proposed with United Community. The Reporting Persons are not taking any position with respect to the proposed transaction at this time and will wait for the Company to file the requisite proxy materials with the Securities and Exchange Commission and mail the materials to the Company shareholders before making any decision. Throughout, the Reporting Persons will continue to watch the United Community stock price as the United Community stock price has a direct relationship to the value received by the shareholders of the Company if the merger is consummated. Mr. Osborne and Mr. Calabrese speak with members of management of the Company from time to time, have spoken with them regarding the proposed merger with United Community and may continue to do so. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of the Reporting Persons currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or Parkview;

CUSIP No.	693654 10 5	Page	9	of	13
     (ii) the sale or transfer of a material amount of assets of the Company or Parkview;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company by any person;
     (vii) the delisting from the Nasdaq Capital Market of the Shares;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     The Reporting Persons reserve the right to modify their plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,763,524 Shares outstanding.
     AMG beneficially owns 280,000 Shares, or 3.6%, of the outstanding Shares. As managing members, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG. Mr. Osborne does not beneficially own any Shares other than as a managing member of AMG. Mr. Calabrese beneficially owns a total of 398,584 Shares, or 5.1%, of the outstanding Shares, which includes 280,000 Shares owned by AMG, 16,179 Shares owned individually, 12,930 Shares owned by his minor children, 10,750 Shares owned by his wife, 44,783 Shares owned by CCAG and 33,942 Shares owned by the Trust. CCAG owns 44,783 Shares, or 0.6%, of the outstanding Shares. The Trust owns 33,942 Shares, or 0.4%, of the outstanding Shares.
     Mr. Osborne and Mr. Calabrese determined to purchase the Shares reported in Item 5(c) as having been acquired by AMG.
     (b) Mr. Osborne, as a managing member of AMG, has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the Shares owned by AMG. Mr. Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually and the Shares owned by CCAG and the Trust and has shared power to vote, or to direct the voting of, and

CUSIP No.	693654 10 5	Page	10	of	13
shared power to dispose, or to direct the disposition of, the Shares owned by AMG, of which he is a managing member, and the Shares owned by his minor children and wife. Mr. Calabrese disclaims beneficial ownership of the shares owned by his minor children and wife. Each of AMG, CCAG and the Trust has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned respectively by them.
     (c) During the past 60 days, AMG purchased 280,000 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)

8/07/2007	300	$14.66
8/07/2007	200	$14.69
8/07/2007	2,133	$14.35
8/08/2007	1,011	$14.75
8/08/2007	5,000	$14.90
8/08/2007	6,000	$15.00
8/08/2007	1,900	$14.89
8/08/2007	2,000	$14.88
8/08/2007	2,000	$14.85
8/08/2007	2,500	$14.80
8/09/2007	1,500	$14.80
8/09/2007	2,000	$14.78
8/09/2007	1,000	$14.72
8/09/2007	5,00	$14.82
8/09/2007	2,000	$14.75
8/09/2007	1,000	$14.67
8/10/2007	5,900	$14.60
8/10/2007	2,000	$14.54
8/13/2007	2,000	$14.66
8/13/2007	16,500	$14.70
8/13/2007	3,600	$14.60
8/13/2007	2,500	$14.57
8/13/2007	2,000	$14.54
8/13/2007	8,700	$14.55
8/15/2007	1,500	$14.20
8/15/2007	2,500	$14.10
8/15/2007	5,000	$14.05
8/15/2007	500	$14.00
8/16/2007	1,600	$14.00
8/16/2007	3,600	$13.30
8/16/2007	7,100	$13.50
8/16/2007	3,200	$13.59
8/16/2007	2,700	$13.45
8/16/2007	1,604	$13.26
8/17/2007	1,604	$13.75

CUSIP No.	693654 10 5	Page	11	of	13

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
8/17/2007	6,400	$14.09
8/17/2007	700	$14.43
8/20/2007	100	$14.45
8/21/2007	3,700	$14.98
8/21/2007	1,000	$14.99
8/21/2007	12,000	$15.00
8/22/2007	2,500	$15.17
8/22/2007	500	$15.20
8/23/2007	2,128	$15.35
8/23/2007	2,500	$15.34
8/24/2007	14,000	$15.50
8/24/2007	2,000	$15.45
8/28/2007	102	$15.64
8/28/2007	1,800	$15.65
8/28/2007	296	$15.44
8/29/2007	4,000	$15.39
8/29/2007	2,000	$15.35
8/30/2007	2,000	$15.35
8/30/2007	6,400	$15.50
8/30/2007	100	$15.48
8/31/2007	2,000	$15.49
8/31/2007	6,300	$15.55
9/04/2007	80	$15.55
9/04/2007	9,000	$15.65
9/04/2007	5,000	$15.75
9/04/2007	1,500	$15.73
9/04/2007	7,100	$15.74
9/05/2007	5,300	$15.60
9/05/2007	11,300	$15.65
9/06/2007	3,700	$15.63
9/06/2007	5,000	$15.65
9/06/2007	9,800	$15.64
9/07/2007	2,500	$15.54
9/07/2007	6,000	$15.55
9/07/2007	5,700	$15.52
9/10/2007	3,247	$15.55
9/10/2007	200	$15.60
9/10/2007	1,908	$15.65
9/11/2007	519	$15.79
9/11/2007	3,400	$15.85
9/11/2007	2,000	$15.88
9/11/2007	4,500	$15.90
9/12/2007	14,000	$15.77
9/13/2007	100	$15.51

CUSIP No.	693654 10 5	Page	12	of	13

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
9/14/2007	768	$15.50
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.

Item 7.	Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 21, 2007

AMG Investments, LLC
/s/ Richard M. Osborne
Richard M. Osborne, a managing member

/s/ Richard M. Osborne
Richard M. Osborne, individually

/s/ Steven A. Calabrese
Steven A. Calabrese, individually

Steven A. Calabrese Profit Sharing Trust
/s/ Steven A. Calabrese
By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership By: TGF, Inc., its general partner

/s/ Steven A. Calabrese
By: Steven A. Calabrese, President

Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement